Exhibit 99.1

Enlivex Announces Pre-Print Publication of Full Results from Phase Ib Severe Sepsis Trial on medRxiv

– Comparison of 10 AllocetraTM-treated patients with 37 matched controls showed significant positive responses in state of organ failure, duration of ICU stay and mortality in a highly fragile and extremely difficult to treat population with severe sepsis –

Nes Ziona, Israel, December 21, 2020 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage immunotherapy company, today announced the pre-print publication of a manuscript titled “Apoptotic cells for therapeutic use in cytokine storm associated with sepsis,” on medRxiv.org. The pre-print manuscript presents positive safety and efficacy data from a completed Phase Ib investigator-initiated clinical trial evaluating AllocetraTM in patients with severe sepsis. The full manuscript can be accessed using the following link: https://www.medrxiv.org/content/10.1101/2020.12.03.20242586v1.

The primary aim of the Phase Ib trial was to determine the safety profile and tolerability of AllocetraTM. In addition, the trial measured the effects of AllocetraTM treatment on mortality, organ dysfunction and length of intensive care unit (ICU) and hospitalization stay.

The final analysis from the trial compared clinical data from 10 AllocetraTM-treated patients admitted to the ICU with severe sepsis with 37 matched controls who received only standard of care treatment at the same hospital from 2014-2019. Control patients were matched by age, gender, Sequential Organ Failure Assessment (SOFA) score, and infection source. The clinical trial was conducted at Hadassah Medical Center, which is one of the largest and most prestigious hospitals in Israel.

Key data and conclusions from the clinical trial include:

Mortality

The Acute Physiology and Chronic Health Evaluation (APACHEII) score of the AllocetraTM-treated group was 12.9, and the corresponding probability of mortality of at least one patient in that group was predicted at 85% based on the hospital ICU staff’s clinical assessment of that patient’s overall condition at admission. However, none (0%) of the AllocetraTM-treated patients died during the 28-day study period, as compared to 27% mortality in the matched control group during the same 28-day period.

Sepsis & Organ Failure

Each of the 10 AllocetraTM-treated patients had between 2 to 5 dysfunctional organ systems upon admission to the ICU. All (100%) of the AllocetraTM-treated patients had rapid and complete recovery from their septic conditions and any organ dysfunction that was present upon admission to the ICU. Despite the similar SOFA score at admission between the AllocetraTM-treated patients and the matched controls (average of 3.4 versus 3.47), no AllocetraTM-treated patients had an increase in organ-failure state post AllocetraTM treatment, while the majority of matched controls had an increase in organ-failure state. The average worsening in organ-failure state of patients in the matched control group was approximately 100% compared with their initial ICU hospitalization state vs 0% percent worsening in the organ-failure state of AllocetraTM-treated patients after treatment (p<0.0001).

Duration of ICU Hospitalization

The ICU length-of-stay for all AllocetraTM-treated patients was significantly shorter than those patients who received only the standard of care, with an average of 4.7 days compared to 11.1 days in the matched controls group, a 58% reduction (p<0.0001). The slowest ICU discharge of a patient treated with AllocetraTM was after 8 days, while approximately 50% of the matched controls group remained in the ICU after 21 days.

Cytokines/Chemokines/ Immune Modulators/Stress Factors

As expected in the case of sepsis, most of the AllocetraTM-treated patients had elevated pro-, and anti-inflammatory cytokines/chemokines/immune modulators/stress factors, with a gradual normalization upon resolution of sepsis in the patients.

Safety

AllocetraTM was shown to be safe and tolerable, with no serious adverse events.

Prof. Dror Mevorach, Chief Medical Officer of Enlivex, commented, “We were excited to observe such deep and durable responses at a well-tolerated dose in this highly fragile and extremely difficult to treat septic population, and to obtain statistically-significant differences from the matched control group. We believe these data highlight the potential of AllocetraTM as a treatment for sepsis, which is a clinical condition that currently has no effective therapies and poor clinical outcomes.”

Oren Hershkovitz, Chief Executive Officer of Enlivex, stated, “The robust results of this study are highly encouraging, and we are pleased that they are now available for detailed review on medRxiv. These results, taken together with final and interim results from Phase Ib and Phase II trials evaluating AllocetraTM in severe and critical COVID-19 patients, suggest that AllocetraTM has the potential to be effective in multiple clinical indications whose pathophysiologies are associated with cytokine storms and exaggerated immune responses.”

ABOUT THE PHASE Ib SEPSIS STUDY

The aim of this study was to determine the safety, tolerability and efficacy of AllocetraTM in subjects admitted to the ICU with sepsis. AllocetraTM (140x106 cells/kg) was administered in either a single dose to 6 patients at day 1 or in two doses to 4 additional patients at days 1 and 3,. Patients were followed for 28 days. The study subjects were also compared to historical controls hospitalized in the ICU, matched by age, gender, SOFA score, and infection source.

ABOUT SEPSIS

Sepsis is defined as a life-threatening organ dysfunction caused by a dysregulated immune response to infection. Sepsis has been identified by the World Health Organization as a global health priority and currently has no FDA-approved pharmacologic treatment. Sepsis is the third leading cause of mortality in the United States after cardiovascular disease and cancer and affects approximately 1.7 million adults in the United States each year. Various studies have estimated that up to 50% of severe sepsis hospitalizations culminate in death.

ABOUT ALLOCETRATM

AllocetraTM has been designed to provide a novel immunotherapy mechanism of action that targets life-threatening clinical indications that are defined as “unmet medical needs”, including organ dysfunction and acute multiple organ failure associated with Sepsis and COVID-19, as well as treating solid tumors by modulating the tumor microenvironment.

ABOUT ENLIVEX

Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs) such as sepsis and COVID-19, as well as enhancement of immune activity against solid tumors in combination with CAR-T or immune checkpoint therapies. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com

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